                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.

                               NOTICE OF INTENTION

                        ISSUED PURSUANT TO CLAUSE 6.2 OF
           THE ESPOTTING MEDIA INC. SHARE OPTION PLAN (THE "EMI PLAN")
                  DATED 18 MAY 2001, AS AMENDED ON 2 JUNE 2004

Dear EMI Option Holder

RE: MERGER WITH FINDWHAT.COM AND YOUR EMI OPTIONS

As you are aware, Espotting Media Inc. ("Espotting") entered into an Amended Agreement and Plan of Merger with FindWhat.com ("FindWhat") on 9 February 2004 (the "Merger Agreement").

As at the date of this notice, it is anticipated that completion of the merger will occur on or about 30 June 2004.

This notice is intended to explain to you what the effect the above actions and completion of the merger will have on the options that you hold under the EMI Plan (the "EMI Options").

This notice is issued under clause 6.2 of the EMI Plan and operates to vest, but not render exercisable, your EMI Options in accordance with the provisions of that clause.

On 2 June 2004 Espotting held a stockholders meeting at which the stockholders voted to approve the amendment of the EMI Plan so as to ensure that the EMI Options will not lapse on the completion of the merger between Espotting and FindWhat where a notice is issued pursuant to clause 6.2.

On 20 April 2004 the Directors of Espotting voted to approve the amendments to the EMI Plan.

1. UNVESTED EMI OPTIONS TO VEST IMMEDIATELY PRIOR TO COMPLETION

Pursuant to a requirement in the Merger Agreement, the Directors of Espotting resolved on 20 April 2004 that all unvested EMI Options will vest in full immediately prior to completion of the merger with FindWhat.

This means that all of your EMI Options will fully vest immediately prior to completion of the merger, regardless of whether you have fulfilled the minimum time periods for vesting as otherwise set out in your option agreement.

2. EMI OPTIONS TO CONVERT INTO OPTIONS OVER FINDWHAT STOCK

After the merger, each unexpired and unexercised EMI Option will be exchanged for an option to purchase shares of FindWhat stock (a "FindWhat Option"). FindWhat will write to you following completion of the merger and provide further details of how the EMI Options will be replaced for FindWhat Options of an equivalent value.

FindWhat and Espotting intend that the FindWhat Options will be "replacement options" for the purposes of Paragraph 41 of Schedule 5 to the UK Income Tax (Earnings and Pensions) Act 2003. This means that the FindWhat Options should retain the tax benefits currently associated with your EMI Options. You will need to specifically agree with FindWhat to the replacement of your EMI Options to retain this beneficial tax treatment. FindWhat will request your agreement when it writes to you.

3. ACKNOWLEDGMENT

To acknowledge your receipt of this notice, please sign the attached duplicate of this letter where indicated and return to Sharon Roberts by 16 June 2004.

If you have any queries in relation to your EMI Options you can also direct these to Sharon Roberts who will endeavour to assist you.

Yours Faithfully

Espotting Media Inc.

ABOUT FINDWHAT.COM(R)

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva(R), a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

DISCLAIMER

This document is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907,
Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company's joint proxy statement/prospectus for the annual meeting of stockholders to be held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words or expressions such as "plan," "intend," "believe" or "expect," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Key risks are described in FindWhat.com's reports filed with the U.S. Securities and Exchange Commission, including the Amendment No. 1 to the Form S-4 filed on April 22, 2004. Such risks and uncertainties include, among others, the possibility that the merger will not be completed for any reason. The forward-looking statements herein include, without limitation, statements regarding the following: the merger transaction, the treatment of options and the timing of the closing of the transaction.